[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 13, 2011

Richard Pfordte Kimberly A. Browning Securities and Exchange Commission Office of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Equal Weight Enhanced Equity Income Fund
(File Nos. 333-175662 and 811-22584)

Dear Sir and Madam:

Thank you for your telephonic comments received on August 31, 2011 regarding the registration statement on Form N-2 filed by Guggenheim Equal Weight Enhanced Equity Income Fund (the “Fund”) on July 19, 2011 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.  Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

Prospectus – Prospectus Summary

Comment 1	Revise disclosure in the introductory paragraph of the Prospectus Summary to state that investors may wish to review the SAI before investing in the Fund.

Response 1	The Fund has revised disclosure as requested.

Comment 2
Disclose supplementally whether “Managed Assets” as used in the Fund’s investment advisory agreement and investment sub-advisory agreements includes the notional amount of the Fund’s derivative transactions.

Response 2
“Managed Assets” is defined as the total assets of the Trust, including the assets attributable to the proceeds from financial leverage, including the issuance of senior securities represented by indebtedness (including through borrowing from financial institutions or issuance of debt securities, including notes or commercial paper), the issuance of preferred shares, the effective leverage of certain portfolio transactions such as reverse repurchase agreements, dollar rolls and inverse floating rate securities, or any other form of financial leverage, minus liabilities, other than liabilities

Securities and Exchange Commission
September 13, 2011

related to any financial leverage. Managed Assets does not include the notional amount of derivative transactions entered into by the Fund.

Prospectus – Summary of Fund Expenses

Comment 3	Add disclosure to address whether the adviser may recoup from the Fund any organizational and offering costs incurred by the Adviser.

Response 3	The Fund has added the requested disclosure.

Comment 4	Confirm supplementally that “Acquired Fund Fees and Expenses,” if any, are estimated to be less than 0.01% of Net Assets Attributable to Common Shares.

Response 4	As disclosed in footnote 5 to the expense table, expenses attributable to the Fund’s investments, if any, in other investment funds are currently estimated not to exceed 0.01%.

Comment 5
Add disclosure to footnote 3 to explain the conversion of the advisory fee expressed as a percentage of Managed Assets to the figure shown in the table expressed as a percentage of Net Assets Attributable to Common Shares.

Response 5	The Fund has added the requested disclosure.

Statement of Additional Information – Investment Restrictions

Comment 6	Revise investment restriction number 3 to delete the exception for municipal securities.

Response 6	The Fund has revised investment restriction number 3 as requested.

Statement of Additional Information – Management of the Fund – Trustee Qualifications

Comment 7	Revise disclosure to limit the last sentence of the second paragraph under the heading “Management of the Fund—Trustee Qualification”.

Response 7	We have revised the last sentence of the second paragraph as requested.

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not

Securities and Exchange Commission
September 13, 2011

relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman